July 18, 2008

Mr. Terence O’Brien

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-0303

Re	Gerdau S.A. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2007
File No. 001-14878

Dear Mr. O’Brien:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 26, 2008, concerning the Company’s Annual Report on Form 20-F for Fiscal Year Ended December 31, 2007.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your response to prior comment 5 which provides draft disclosure of segment discussion in MD&A.  Please revise to discuss in more detail the reasons demand and prices increased and whether or not the factors and results in each segment are trends you expect to continue.  In this regard, your current proposed disclosure merely recites what is provided in tabular format preceding your discussion.  Please revise to ensure that you have provided detailed discussion regarding the factors that contributed to each segments result.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

The daily management of the business is carried out by the corporate executive committee, the link between the board of directors and the operational areas of the

Company.  Its activities are organized into five steel-making operations, defined on the basis of product line and geographical location as follows: Long Steel Brazil; Specialty Steels; Açominas; North America; and Latin America (excluding Brazil).

The segment information described below has been prepared under Brazilian GAAP, which is the basis of presentation used for internal decision making.

	Net Sales		Net Income		Net Margin
$ million	2007	2006	2007	2006	2007	2006
Long Steel Brazil	4,213	3,588	527	770	12.5%	21.4%
Specialty Steels	1,740	1,133	192	149	11.1%	13.2%
Açominas	1,747	1,435	241	200	13.8%	13.9%
North America	6,556	5,021	476	379	7.3%	7.6%
Latin America	1,989	1,088	187	135	9.4%	12.4%

In Brazil, the year of 2007 was characterized by successive records in terms of production in the steel industry, which ranked Brazil as the 9th largest global steel producer.  The sales in the domestic market increased by 18% in 2007, totaling 20.6 million tonnes, due to the economic growth observed during the year.  In order to better meet domestic demand, steel producers reduced exports by 15.7% in 2007, thereby fully fulfilling the domestic customers’ needs.

Long Steel Brazil: Gerdau followed the trends observed in the industry in 2007. Shipments by Long Steel Brazil in the domestic market amounted to 3.1 million tonnes in 2007, an increase of 14.4% over 2006.  Export shipments totaled 957 thousand tonnes in 2007, a decrease of 5.2% over 2006.  Prices in the domestic market were a little higher in 2007 mainly due to the better mix of products sold during the last year.  The total shipments by Long Steel Brazil amounted to 4.1 million tonnes in 2007, an increase of 9.1% over 2006.

Net sales reached $4.2 billion in 2007, 17.4% higher than in 2006, mainly due to the strong demand in the Brazilian market, fueled by civil construction and machinery markets.  Net income reached $527 million in 2007 compared to $770 million in 2006, a decrease of 31.6%.  The lower net income is a result of the increase of production costs, such as scrap, pig iron, and higher freight cost.  In 2007, the cost of sales amounted to $692.5 per tonne against $589.5 in 2006, an increase of 17.5%.  As a consequence of that, the net margin decreased to 12.5% from 21.4%.

Açominas: Açominas, which is Gerdau’s largest steel producing plant using blast furnace (using iron ore and coking coal) and is located in the state of Minas Gerais (Brazil), sold 962 thousand tonnes in 2007 in the domestic market, 28.3% higher than in 2006.  Export shipments totaled 1.5 million tonnes in 2007, a decrease of 16.2% over 2006.  The total shipments by Açominas amounted to 2.5 million tonnes in 2007, 3.0% lower than in 2006.

Net sales reached $1.7 billion in 2007, 21.7% higher than in 2006, mainly due to the better price for steel products in the international market and higher shipments to domestic clients where the Company has better margins.  Despite the increase in production costs, such as iron ore, coking coal and freight cost, net margins were roughly the same in the last two years.  Net income reached $241 million in 2007 compared to $200 million in 2006, an increase of 20.5%.

For 2008, the Brazilian Steel Institute (IBS) estimates that the domestic sales of steel will grow approximately 13% and exports will increase approximately 16%.

We expect that our sales to domestic customers will present growth of more than 15% in 2008.  Our exports will also probably increase more than 25% due to the greater production in Açominas.  The costs will certainly increase but we believe that it will be possible to make adjustments to the prices to offset the increase in the costs.

North America: In North America the production of crude steel remained at the same levels of 2006, reaching 112.9 million tonnes.  Exports to the United States have continuously decreased and the inventories are significantly low as a result of the depreciation of the U.S. dollar, the high costs of the freights and the solid demand in the several regions in the world.

Gerdau’s North America operations obtained net sales of $6.6 billion in 2007, 30.6% higher than in 2006, mainly due to the sustainable demand in that region and the revenues from the acquisitions concluded in the last two years.  Shipments amounted to 6.9 million tonnes in 2007, an increase of 14.9% over 2006.  Net income reached $476 million in 2007 from $379 million in 2006, an increase of 25.6%.  Net margin decreased to 7.3% from 7.6% mainly due to the impact of the depreciation of the US dollar against Brazilian currency.

This environment, despite the expectations of lower economic growth in the United States, should contribute to the good performance of local producers in 2008.  The production costs will continue high but market conditions will allow us to transfer the increase in costs to the prices of the products.

We estimate that, despite the uncertainties about the maintenance of the economic growth in the United States, the investments in infrastructure will continue to be strong.

Latin America: In Latin America, except Brazil, the production of crude steel grew by 3.4% in 2007.  There was an increase of steel prices in the international market, which reflects the prices in our units in Latin America, although, there was also an increase of production costs.

The Latin American units, excluding Brazil, sold 2.2 million tonnes, an increase of 45.5% as compared to 2006, mainly due to the acquisitions done in the region in the last two years.  Excluding the volumes sold by the companies acquired in Venezuela and Mexico in 2007, and in Peru in 2006, sales volumes in 2007 were 7.7% higher than in 2006.  Net sales reached $2.0 billion in 2007, 82.8% higher than in 2006, principally due to the acquisitions mentioned before and the better price for steel products in the region.  Net income reached $187 million in 2007 from $135 million in 2006, an increase of 38.5%. The increase of production costs, such as scrap, electricity, and higher freight cost were the main reasons for the net margin decrease from 12.4% to 9.4%.

We estimate that the demand will continue high in 2008, driven by the good economic prospects in the region and maintenance of investments in infrastructure.

As in other regions in the world, it is also possible to observe an increase in the production costs in Latin America.  The prices of scrap present continuous growth in Colombia and Mexico.  The shortage of electric energy in Chile should result in the increase in costs in 2008.  We believe that the strong demand contributes to offset the higher costs with price increases in order to maintain operating margins at the current levels.

Specialty Steels: Our Specialty Steels Segment is focused on SBQ (special bar quality); long specialty steels are used mainly by the automotive industry.  The demand for specialty steels was and is remaining high worldwide, with good prospects for 2008, even with the estimated increase in costs, mainly electric energy.

In 2007, Specialty Steels net sales totaled $1.7 billion, 53.6% higher than in 2006.  This increase was a result of the strong demand in the Brazilian market, better prices for specialty steel products and acquisition of GSB Aceros in Spain.  Shipments reached 2.1 million tonnes in 2007, an increase of 24.6% over 2006.  Net income reached $192 million in 2007 from $149 million in 2006, an increase of 28.9%.  Net margin decreased to 11.1% from 13.2%.

Comment No 2

We note your response to prior comment 7 with regards to the impact metal spreads had on your consolidated results of operations.  It is still unclear how metal spreads impacted your consolidated results of operations.  Please revise to discuss the nature of the metal spreads, how softness in end user demand and customers normalizing inventory levels specifically impacts the metal spreads, and the impact, quantitatively and qualitatively, the metal spreads had on your operations as a whole.  The proposed disclosure provided in your response only discusses the products you produce and the plants where they are produced.

Our response has the objective of providing you more details about the question above and similar type of disclosures will be included in future filings.

Earnings from the Company’s 50% owned joint ventures were $54.1 million for the year ended December 31, 2007 compared to $115.6 million for the year ended December 31, 2006.  This decrease was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture (Gallatin Steel) which decreased from $348 per tonne in the year ended December 31, 2006 to $272 per tonne during the year ended December 31, 2007.

Metal spread, the difference between steel mills selling prices and scrap costs, is an important ratio of our business in the United States.

Each time that scrap charged increases and the demand for finished steel products is weak, the metal spread will be lower because it’s not possible to increase prices in order to compensate the higher cost of scrap.  However, when the strong demand allows increase prices, the metal spread tends to remain in the same level.

In 2008, the prices of steel products have been increased above the scrap charged, due to the high demand and the weak inventory because of the lower imports.  In this situation, metal spread has been increased.

The following calculation represents the decrease in earnings from Gallatin Steel regarding our participation of 50% in the JV:

Metal spread in 2007: $ 272 per tonne

Metal spread in 2006: $ 348 per tonne

Difference: $ 76 per tonne

Volume shipped in 2007: 1,604 thousand tonnes

Decrease in earnings due to the decrease of the metal spread: $ 76 x 1,604 thousand x 50%= $ 61 million.

Comment No 3

We note your response to prior comment 12 with regards to your accounting and classification of environmental regulations costs. Please revise disclosure, in future filings, to describe your accounting policy for these costs as you have in your response. Further quantity how much you capitalized and expensed for each period presented. Please provide your revisions supplementally. We may have further comment.

Our accounting policy for these costs, as explained in our prior comment 12 will be included in future filings.

The amounts capitalized for the years ended December 31, 2007, 2006 and 2005 are $177,419, $78,839 and $76,810, respectively.

The amounts expensed for the years ended December 31, 2007, 2006 and 2005 are $3,938, $22,623 and $1,368, respectively.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer

Copy:	Melissa N. Rocha, CPA
Division of Corporation Finance